NO ACT

01/28/2016

UNITED STATES
SECURITIES AND EXCHANGE COMMI
WASHINGTON, D.C. 20549

16004210

DIVISION OF
CORPORATION FINANCE

Received SEC

MAR 01 2016

Washington, DC 20549

March 1, 2016

Act: 1934
Section:
Rule: 14a-8 (OPS)
Public
Availability: 3-1-16

Eric F. Lundberg
TheStreet, Inc.
eric.lundberg@thestreet.com

Re: TheStreet, Inc.
Incoming letter dated January 28, 2016

Dear Mr. Lundberg:

This is in response to your letter dated January 28, 2016 concerning the shareholder proposal submitted to TheStreet by Kenneth Steiner. We also have received a letter on the proponent's behalf dated January 29, 2016. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

March 1, 2016

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: TheStreet, Inc.
Incoming letter dated January 28, 2016

The proposal relates to director elections.

There appears to be some basis for your view that TheStreet may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of TheStreet's request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period as required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if TheStreet omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

January 29, 2016

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
TheStreet, Inc. (TST)
Elect Each Director Annually
Kenneth Steiner

Ladies and Gentlemen:

This is in regard to the January 28, 2015 no-action request.

Attached is the only exhibit (one whole page) that accompanied the company broker letter request. This is clearly inadequate notice according to the Staff Legal Bulletins that address rule 14a-8 issues.

This is in stark contrast to the dozens or hundreds of no action requests which often provide as an exhibit a request for a broker letter that includes about 20-pages of exhibits.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2016 proxy.

Sincerely,

John Chevedden

cc: Kenneth Steiner

Richard Broitman <Richard.Broitman@thestreet.com>

Rule 14a-8(b)

* * *

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

* * *

TheStreet

14 Wall Street, 15th Floor
New York, New York 10005

January 28, 2016

VIA ELECTRONIC MAIL (shareholderproposals@sec.gov)

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: **TheStreet, Inc.**
Stockholder Proposal of Kenneth Steiner, with John Chevedden as Proxy
Securities Exchange Act of 1934 – Rule 14a-8

Ladies and Gentlemen:

This letter is submitted by TheStreet, Inc. (the "**Company**") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"). The Company has received a stockholder proposal and supporting statement (the "**Proposal**") from Kenneth Steiner (the "**Proponent**"), who designated John Chevedden as his proxy with regard to the Proposal, for inclusion in the proxy materials for the Company's 2016 annual meeting of stockholders (the "**Proxy Materials**").

The Company hereby advises the staff of the Division of Corporation Finance (the "**Staff**") that it intends to exclude the Proposal from its 2016 Proxy Materials. The Company respectfully requests confirmation that the Staff will not recommend enforcement action to the Securities and Exchange Commission (the "**Commission**") if the Company excludes the Proposal pursuant to Rule 14a-8(f), as the Proponent has not demonstrated that he has continuously held at least $2,000 in market value, or 1%, of the Company's securities for at least one year by the date the Proponent submitted the Proposal, as required by Rule 14a-8(b).

By copy of this letter, we are advising the Proponent and Mr. Chevedden of the Company's intention to exclude the Proposal. In accordance with Rule 14a-8(j) and Staff Legal Bulletin No. 14D (November 7, 2008), we are submitting by electronic mail (i) this letter, which sets forth our reasons for excluding the Proposal; (ii) the Proponent's letter submitting the Proposal; and (iii) a letter from TD Ameritrade regarding the Proponent's stock ownership in the Company.

Pursuant to Rule 14a-8(j), we are submitting this letter not less than 80 days before the Company intends to file its Proxy Materials.

I. Background

On December 29, 2015, the Company received the Proposal, which is attached to this letter as Exhibit A. The Proposal reads as follows:

> RESOLVED, shareholders ask that our Company take the steps necessary to reorganize the Board of Directors into one class with each director subject to election each year. Although our company can adopt this proposal topic in one-year and many investors are in favor of a one-year implementation, this proposal allows the option to phase it in over 3-years.

The cover letter accompanying the Proposal states that "Rule 14a-8 requirements including the continuous ownership of the required stock value" will be met; however, verification of the Proponent's stock ownership was not submitted with the Proposal.

On January 5, 2016, the Company received a letter from TD Ameritrade by mail stating, in pertinent part, that the Proponent has "continuously held no less than 500 shares" of the Company's stock since July 1, 2014 (more than one year by the date the Proponent submitted the Proposal) (the "**TD Ameritrade Letter**", attached hereto as Exhibit B). As further described below, 500 shares of the Company's stock is insufficient to meet the threshold requirements under Rule 14a-8(b)(1) of continuous ownership of at least $2,000 in market value, or 1%, of the Company's stock for the one-year period preceding submission of the Proposal.

On January 8, 2016, after also confirming that the Proponent was not a stockholder of record of the Company's common stock, the Company sent a letter to Mr. Chevedden, with a copy to the Proponent, acknowledging receipt of both the Proposal and the TD Ameritrade Letter and notifying Mr. Chevedden that the Proponent's ownership of 500 shares of the Company's stock is insufficient to meet the ownership requirements of Rule 14a-8(b)(1) (the "**Deficiency Letter**"). The Deficiency Letter (attached hereto as Exhibit C) requested that Mr. Chevedden provide the Company with documentation regarding the Proponent's ownership of Company securities and specifically explained:

- the ownership requirements of Rule 14a-8(b);
- that 500 shares of the Company's stock is insufficient to meet the threshold requirements under Rule 14a-8(b)(1) of continuous ownership of at least $2,000 in market value, or 1%, of the Company's stock for the one-year period preceding submission of the Proposal;
- the type of statement or documentation necessary to demonstrate beneficial ownership under Rule 14a-8(b); and
- that the response to the Deficiency Letter had to be postmarked or transmitted electronically no later than 14 calendar days from the date of receipt of the Deficiency Letter.

Enclosed with the Deficiency Letter was a copy of Rule 14a-8(b).

On January 18, 2016, the Company received an email from Mr. Chevedden (attached hereto as Exhibit D) forwarding the same TD Ameritrade Letter previously received by the Company on January 5, 2016, purportedly verifying the Proponent's eligibility to submit the Proposal.

The deadline for responding to the Deficiency Letter was January 22, 2016, which is 14 calendar days from January 8, 2016, the date Mr. Chevedden, as the Proponent's designated proxy, received the Deficiency Letter. As of the date of this letter, the Company has not received any additional correspondence from Mr. Chevedden or the Proponent.

II. The Proposal may be Excluded Under Rule 14a-8(f) Because the Proponent does not meet the Minimum Ownership Requirements of Rule 14a-8(b)

Rule 14a-8(f) provides that a company may exclude a stockholder proposal if the proponent fails to provide evidence of eligibility under Rule 14a-8, including the beneficial ownership requirements of Rule 14a-8(b), provided that the company timely notifies the proponent of the problem and the proponent fails to correct the deficiency within the required time. Specifically, Rule 14a-8(f) provides that (i) within 14 days of receiving the proposal, the company must notify the proponent in writing of any procedural or eligibility deficiencies and provide the proponent with the timeframe for the proponent's response and (ii) the proponent must respond to the company and correct such deficiency within 14 days from the date the proponent receives the company's notification.

The Company satisfied its obligation under Rule 14a-8(f) by sending the Deficiency Letter to Mr. Chevedden and the Proponent 10 days after receipt of the Proposal, stating that the Proponent had not met the eligibility requirements of Rule 14a-8(b) and requesting verification of the Proponent's sufficient stock ownership for at least one year by the date the Proponent submitted the Proposal. The Deficiency Letter clearly informed Mr. Chevedden and the Proponent of the eligibility requirements of Rule 14a-8(b), the fact that 500 shares was insufficient to meet the minimum ownership requirements, how to cure the eligibility deficiency and the need to respond to the Company to cure the deficiency within 14 days from the receipt of the Deficiency Letter.

Rule 14a-8(b) provides that, in order to be eligible to submit a proposal, a stockholder must have "*continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the [company's meeting of stockholders]* for at least one year by the date [the stockholder] submit[ted] the proposal." (Emphasis added). In Staff Legal Bulletin No. 14, the Staff stated that to determine whether a stockholder satisfied the minimum stock ownership requirement, the Staff looks "at whether, on any date within the 60 calendar days before the date the shareholder submits the proposal, the shareholder's investment is valued at $2,000 or greater, based on the average of the bid and ask prices."

During the 60 calendar days preceding and including December 29, 2015, the date on which the Proponent submitted the Proposal, the highest average of the bid and ask prices was $1.72 on November 20, 2015. The TD Ameritrade Letter provides that the Proponent has "continuously held no less than 500 shares" of the Company's stock. Multiplying the highest average of the bid and ask prices by the number of shares stated as held by the Proponent in the TD Ameritrade Letter, the market value of the Proponent's securities is $860, which does not meet the $2,000 minimum value required by Rule 14a-8(b). In addition, as stated in the Company's Form 10-Q for the quarterly period ended September 30, 2015, as of November 3, 2015 there were 34,870,290 shares of the Company's common stock outstanding. The 500 shares held by the Proponent represent 0.001%, or less than 1%, of the Company's securities entitled to be voted at the next annual meeting of stockholders. Accordingly, the Proponent has not demonstrated his continuous ownership of at least $2,000 in market value, or 1%, of the Company's securities.

The Staff has consistently concurred in the exclusion of Proposals under Rule 14a-8(f) where the proponent has failed to provide satisfactory evidence of continuous ownership of at least $2,000 in market value, or 1%, of the company's securities, as required by Rule 14a-8(b). *See, e.g., Coca-Cola Co.* (Dec. 16, 2014) (concurring with the exclusion of a proposal where the proponent held 40 shares and the market value of these shares was $1,794.80); *PulteGroup, Inc.* (Jan. 6, 2012) (concurring with the exclusion of a proposal where the proponent held 246 shares and the market value of these shares was $1,552.26); *Caterpillar Inc.* (Jan. 5, 2001) (concurring with the exclusion of a proposal where the proponent held 30 shares and the market value of these shares was not at least $2,000); *International Paper Co.* (Jan. 5, 2011) (concurring with the exclusion of a proposal where the proponent held 29 shares and the market value of these shares was $1,007.75).

Consistent with the precedent cited above, the proof of beneficial ownership provided by the Proponent does not demonstrate that the Proponent has owned at least $2,000 in market value, or 1%, of the Company's securities. The Company has received no further correspondence from Mr. Chevedden or the Proponent regarding the Proponent's proof of stock ownership since receiving the second copy of the TD Ameritrade Letter on January 18, 2016. We furthermore note that, if a proponent responds to a notice in a way that fails to cure the alleged defects, a company is under no obligation to provide further notice or give an additional opportunity to cure the alleged defect. In fact, Section C.6. of Staff Legal Bulletin 14 states that a company may exclude a proposal pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1) if "the shareholder timely responds but does not cure the eligibility or procedural defect(s)." *See, e.g., Alcoa Inc.* (Feb. 18, 2009) (permitting exclusion of a proposal when a proponent's timely response to a deficiency notice did not sufficiently establish ownership, and the company did not send a second notice). Accordingly, the Company intends to exclude the Proposal under Rule 14a-8(f) because the Proponent failed to supply, within 14 days of receipt of the Deficiency Letter, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period as required by Rule 14a-8(b).

III. Conclusion

Based upon the foregoing analysis, the Company respectfully requests confirmation that the Staff will not recommend enforcement action to the Commission if the Proposal is excluded from the Company's Proxy Materials pursuant to Rule 14a-8(f), as the Proponent has not demonstrated that he has continuously held at least $2,000 in market value, or 1%, of the Company's securities, for at least one year by the date the Proponent submitted the Proposal, as required by Rule 14a-8(b).

* * * *

If the Staff does not concur with the Company's position, we would appreciate an opportunity to confer with the Staff concerning this matter prior to the determination of the Staff's final position. In addition, the Company requests that the Proponent copy the undersigned on any response it may choose to make to the Staff, pursuant to Rule 14a-8(k).

Please contact Karen Dempsey of Orrick, Herrington & Sutcliffe LLP at (415) 773-4140 or at kdempsey@orrick.com to discuss any questions you may have regarding this matter.

Very truly yours,

Eric F. Lundberg
Chief Financial Officer

cc: John Chevedden

FISMA & OMB MEMORANDUM M-07-16

Kenneth Steiner

FISMA & OMB MEMORANDUM M-07-16

Enclosures

Exhibit A

Proposal

Ruff, David M.

From: ***FISMA & OMB MEMORANDUM M-07-16***
Sent: Tuesday, December 29, 2015 3:08 PM
To: TST IR Mailbox
Subject: Rule 14a-8 Proposal (TST)``
Attachments: CCE29122015_2.pdf

Dear Mr. Evans,
Please see the attached rule 14a-8 proposal to enhance long-term shareholder value.
Sincerely,
John Chevedden

Kenneth Steiner

FISMA & OMB MEMORANDUM M-07-16

Ms. Vanessa J. Soman
Corporate Secretary
TheStreet, Inc. (TST)
14 Wall Street
15th Floor
New York, NY 10005
PH: 212-321-5000

Dear Ms. Soman,

I purchased stock in our company because I believed our company had greater potential. My attached Rule 14a-8 proposal is submitted in support of the long-term performance of our company. This Rule 14a-8 proposal is submitted as a low-cost method to improve compnay performance.

My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden at:

FISMA & OMB MEMORANDUM M-07-16

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote. Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to ***FISMA & OMB MEMORANDUM M-07-16***

Sincerely,

Kenneth Steiner

10/27/15
Date

[TST: Rule 14a-8 Proposal, December 29, 2015]

Proposal [4] – Elect Each Director Annually

RESOLVED, shareholders ask that our Company take the steps necessary to reorganize the Board of Directors into one class with each director subject to election each year. Although our company can adopt this proposal topic in one-year and many investors are in favor of a one-year implementation, this proposal allows the option to phase it in over 3-years.

Arthur Levitt, former Chairman of the Securities and Exchange Commission said, "In my view it's best for the investor if the entire board is elected once a year. Without annual election of each director shareholders have far less control over who represents them."

A total of 79 S&P 500 and Fortune 500 companies, worth more than one trillion dollars, adopted this proposal topic since 2012. Annual elections are widely viewed as a corporate governance best practice. Annual election of each director could make our directors more accountable, and thereby contribute to improved performance and increased company value.

Please vote to enhance shareholder value:

Elect Each Director Annually – Proposal [4]

Notes:
Kenneth Steiner, ***FISMA & OMB MEMORANDUM M-07-16*** sponsors this proposal.

Please note that the title of the proposal is part of the proposal. The title is intended for publication.

If the company thinks that any part of the above proposal, other than the first line in brackets, can be omitted from proxy publication based on its own discretion, please obtain a written agreement from the proponent.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).

The stock supporting this proposal will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email
FISMA & OMB MEMORANDUM M-07-16

Exhibit B

TD Ameritrade Letter

TD Ameritrade

December 30, 2015

Kenneth Steiner

FISMA & OMB MEMORANDUM M-07-16

Re: Your TD Ameritrade account ending in ***FISMA & OMB MEMORANDUM M-07-16*** in TD Ameritrade Clearing Inc. DTC #0188

Dear Kenneth Steiner,

Thank you for allowing me to assist you today. As you requested, this letter confirms that, as of the date of this letter, you have continuously held no less than 500 shares of each of the following stocks in the above referenced account since July 1, 2014.

1. Exxon Mobil Corporation (XOM)
2. Vertex Pharmaceuticals Incorporated (VRTX)
3. Science Applications International Corporation (SAIC)
4. TheStreet, Inc. (TST)
5. Time Warner Inc. (TWX)
6. Everi Holdings Inc. (EVRI)

If we can be of any further assistance, please let us know. Just log in to your account and go to Client Services > Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

Chris Blue
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

Market volatility, volume, and system availability may delay account access and trade executions.

TD Ameritrade, Inc., member FINRA/SIPC (www.finra.org, www.sipc.org). TD Ameritrade is a trademark jointly owned by TD Ameritrade IP Company, Inc. and The Toronto-Dominion Bank. © 2015 TD Ameritrade IP Company, Inc. All rights reserved. Used with permission.

Exhibit C

Deficiency Letter

Ruff, David M.

From: Yasmin Gamboa <yasmin.gamboa@thestreet.com>
Sent: Friday, January 08, 2016 1:26 PM
To: ***FISMA & OMB MEMORANDUM M-07-16***
Cc: Richard Broitman; Dempsey, Karen
Subject: Re: Shareholder Proposal
Attachments: Letter Chevedden.pdf

Dear Mr. Chevedden,

Please see the attached letter regarding Rule 14a-8 Shareholder Proposal titled "Proposal [4] Elect Each Director Annually". If you have any questions or problems opening the PDF file please let me know.

Regards,

Yasmin Gamboa Counsel
T 212.321.5463 F 212.321.5015 W thestreet.com E Yasmin.Gamboa@thestreet.com
14 Wall Street, 15th Floor, New York, NY 10005

The Street

Confidentiality Notice: The information contained in this electronic mail transmission is intended by TheStreet for the use of the named individual or entity to which it is directed and may contain information that is privileged, confidential and exempt from disclosure under applicable law. It is not intended for transmission to, or receipt by, anyone other than the named addressee. It should not be copied or forwarded to any unauthorized persons. If you have received this electronic mail transmission in error, please delete it from your system without reading, copying or forwarding it, and notify the sender of the error by reply email or by calling TheStreet at 212.321.5000.

TheStreet

14 Wall Street, 15th Floor
New York, New York 10005

January 8, 2016

Via ***FISMA & OMB MEMORANDUM M-07-16*** and Overnight Courier
John Chevedden

FISMA & OMB MEMORANDUM M-07-16

Re: **Rule 14a-8 Shareholder Proposal titled "Proposal [4] Elect Each Director Annually"**

Dear Mr. Chevedden:

I am writing on behalf of TheStreet, Inc. (the "**Company**"), which received on December 29, 2015 a shareholder proposal titled "Proposal [4] – Elect Each Director Annually" (the "**Proposal**") from Kenneth Steiner, who designated you as his proxy with regard to the Proposal. As you know, Mr. Steiner submitted the Proposal pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), for inclusion in the Company's proxy statement for the 2016 Annual Meeting of Shareholders (the "**Annual Meeting**").

I am notifying you that Mr. Steiner's submission of the Proposal does not comply with Rule 14a-8(b) under the Exchange Act. In particular, Rule 14a-8(b)(1) requires that in order to be eligible to submit a proposal under Rule 14a-8(b)(1), Mr. Steiner must have continuously held at least $2,000 in market value, or 1%, of the Company's voting stock for a period of at least one year by the date of his submission of the Proposal. In this regard, the Company's records indicate that the Proposal was submitted by electronic transmission on December 29, 2015. Rule 14a-8(b)(2)(i) requires Mr. Steiner to submit to the Company a written statement from the record owner of the Company shares beneficially owned by Mr. Steiner (usually a broker or a bank) verifying that, as of the date the Proposal was submitted (i.e., December 29, 2015), Mr. Steiner continuously held the requisite number of the Company's shares for at least one year (alternatively, Mr. Steiner could provide proof of ownership through one of the filings listed in Rule 14a-8(b)(2)(ii)). The letter from Chris Blue, Resource Specialist at TD Ameritrade, dated December 30, 2015, proffered in support of Mr. Steiner's ownership of shares of the Company's stock states that Mr. Steiner has continuously held "no less than 500 shares" of the Company's stock since July 1, 2014. However, 500 shares of the Company's stock is insufficient to meet the threshold requirements under Rule 14a-8(b)(1) of continuous ownership of at least $2,000 in market value, or 1%, of the Company's voting stock for the one-year period referenced above. As a result, the Proposal does not meet the requirements of Rule 14a-8(b). I also note that the Company's stock records do not indicate that Mr. Steiner is a record owner of the Company's shares.

In accordance with Rule 14a-8(f), I request that Mr. Steiner furnish to the Company, within 14 calendar days of your receipt of this letter, a written statement from the record owner of the Company shares beneficially owned by Mr. Steiner verifying continuous ownership by Mr. Steiner of the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (i.e., December 29, 2015), as required pursuant to Rule 14a-8(b) and described above. Please send this written statement and any future correspondence to:

TheStreet, Inc.
Attention: Richard Broitman, Chief Accounting Officer and Interim CFO
14 Wall Street, 15th Floor
New York, NY 10005
Email: Richard.Broitman@thestreet.com

with a copy to:

Karen Dempsey
Orrick, Herrington & Sutcliffe LLP
The Orrick Building
405 Howard Street
San Francisco, CA 94105
Email: kdempsey@orrick.com

For your convenience, a copy of Rule 14a-8(b) is enclosed with this letter.

Please note that your response to this letter must be postmarked or transmitted electronically to us no later than 14 calendar days from the date you receive this letter. If you do not furnish to the Company the written statement regarding continuous ownership required pursuant to Rule 14a-8(b)(2)(i) from the record owner of the Company shares beneficially owned by Mr. Steiner within the required 14-calendar day period, the Company believes that it will be entitled to omit the Proposal from its proxy statement in connection with the Annual Meeting.

* * *

Sincerely,

Richard Broitman
Chief Accounting Officer and Interim CFO

cc: Via Overnight Courier
Kenneth Steiner

FISMA & OMB MEMORANDUM M-07-16

Enclosure

Rule 14a-8(b)

* * *

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

* * *

Exhibit D

Copy of Email Correspondence and TD Ameritrade Letter Received January 18, 2016

Ruff, David M.

From:	***FISMA & OMB MEMORANDUM M-07-16***
Sent:	Monday, January 18, 2016 10:41 AM
To:	Richard Broitman
Subject:	Rule 14a-8 Proposal (TST) blb
Attachments:	CCE18012016.pdf

Dear Mr. Broitman,
Please see the attached broker letter.
Sincerely,
John Chevedden

TD Ameritrade

December 30, 2015

Kenneth Steiner

FISMA & OMB MEMORANDUM M-07-16

Re: Your TD Ameritrade account ending in ***FISMA & OMB MEMORANDUM M-07-16*** TD Ameritrade Clearing Inc. DTC #0188

Dear Kenneth Steiner,

Thank you for allowing me to assist you today. As you requested, this letter confirms that, as of the date of this letter, you have continuously held no less than 500 shares of each of the following stocks in the above referenced account since July 1, 2014.

1. Exxon Mobil Corporation (XOM)
2. Vertex Pharmaceuticals Incorporated (VRTX)
3. Science Applications International Corporation (SAIC)
4. TheStreet, Inc. (TST)
5. Time Warner Inc. (TWX)
6. Everi Holdings Inc. (EVRI)

If we can be of any further assistance, please let us know. Just log in to your account and go to Client Services > Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

Chris Blue
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

Market volatility, volume, and system availability may delay account access and trade executions.

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